UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: PGIM Rock ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

655Broad Street, 6th Floor Newark, New Jersey 07102

Telephone Number (including area code): 973-802-5032

Name and address of agent for service of process:

Andrew R. French

655 Broad Street, 6th Floor

Newark, New Jersey 07102

With copies of Notices and Communications to:

P. Jay Spinola

Willkie Farr & Gallagher LLP

787 7th Avenue

New York, NY 10019

Neesa Patel Sood

Willkie Farr & Gallagher LLP

1875 K St NW

Washington, DC 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of

1940 concurrently with the filing of Form N-8A: Yes __X__	No ______

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the city of Newark and State of New Jersey on the 22 day of September, 2023.

PGIM Rock ETF Trust

By: /s/Claudia DiGiacomo

Name: Claudia DiGiacomo

Title: Trustee and President and Principal

Executive Officer

Attest:

By: /s/ Christian J. Kelly

Name: Christian J. Kelly

Title: Chief Financial Officer (Principal Financial Officer)